

September 29, 2006

Zuo Sheng Yu
General Steel Holdings, Inc.
c/o InCorp Services Inc.
3165 East Patrick Lane
Las Vegas, Nevada 89120

> **Re: General Steel Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 5, 2006**
> **File No. 333-133821**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 3; however, Amendment No. 2 is only marked to show changes in the financial statements. Please refile a marked version of the entire registration statement.

2. Please note that, in order for this registration statement to be declared effective, you should amend your exchange act reports to reflect the changes you have made to your financial statements. In this regard, it also appears that your 10-Q for the period ended June 30, 2006 should be amended to identify the appropriate financial statements as "restated" and to provide all required disclosures.

Prospectus Summary, page 5

Our Recent Strategic Alliance, page 7

3. We note your response to prior comments 11 and 12. Please provide additional disclosure regarding this potential strategic alliance:
    - Please describe in greater detail the purpose of the joint venture and the material terms of the agreement.
    - Describe the importance of this joint venture to the company's business.
    - You disclose that the Chinese governmental authority will get an appraisal of the assets to be contributed by Baotou Steel. Please describe the purpose of the appraisal and when it is likely to occur. Explain what you mean by "reasonable time," since it has been one year since the joint venture agreement was executed.
    - Explain why Baotou has not provided financial statements or appraisals to the company.
    - Explain how you will calculate the amount the company would contribute under the agreement.
    - Explain how you will calculate the total investment in the joint venture company, which you state may be up to $30 million. For example, is it related to the appraisal of the assets?

About Our Recent Private Placement, page 7

4. Please clarify whether the put right also requires the investors to return to the company the warrants that were given for each share purchased.

This Offering, page 8

5. The 32,426,665 shares of common stock outstanding prior to the offering appear to include the 1,176,665 shares you are registering and have included in the row below. The financial statements state that 31,250,000 shares are outstanding at June 20, 2006. Please revise here and on page 18.

Selling Shareholders, page 18

6. We note your response to prior comment 5. We continue to believe the presence of the put results in the investors not being at sufficient market risk to register the shares as a true resale. We also note, for example, that you are recording the stock issuance as a liability in the financial statements due to the mandatory redemption provision, and, in addition, you have a lock box for amounts to be held in the event of the exercise of the put. Therefore, please revise to state that these investors <u>are</u> underwriters, not merely <u>may be deemed</u> underwriters.

Certain Relationships and Related Transactions, page 27

7. We note your response to prior comment 24. Clarify, in the prospectus, the nature of your transaction with Yang Pu Automotive. For example, disclose the business purpose for the loan to Yang Pu Automotive of $2.9 million.

8. We note your response to prior comment 25. Please quantify the amount the company borrowed on July 13, 2005 and when you repaid it.

Selected Consolidated Financial Information, page 28

9. We note that your table presenting your summary of operations for the six months ended June 30, 2006 discloses net income of $339K. This total does not appear to agree with your table presenting your summary of operations by quarter which discloses the net income for your first quarter of 2006 as $374K and net income for your second quarter of 2006 as $148K. Please revise as appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

10. Please revise your disclosures for the six months ended June 30, 2006 compared with the six months ended June 30, 2005 to include a more comprehensive discussion of the changes in your gross profit margin and a discussion of the underlying reasons for the increase in your accounts receivable and inventory balances.

Contractual Obligations, page 38

11. We have reviewed your response to our prior comment 29 as well as the additional disclosures you have provided in your filing. Please revise your disclosure to present contractual obligations as of the most recent balance sheet date and to present your redeemable stock at the redemption amount. Reference Release No. 33-8350.

Financial Statements

Note 21. Joint Venture agreement with Baotou Steel, page F-27

12. We have reviewed your response to our prior comment 40. We note that you will have control over the Bautou joint venture and will consolidate the results of the joint venture into your financial statements. Please explain to us what rights, if any, the minority shareholders of Daqiuzhuang Metal Sheet Co. Ltd. will have over this joint venture. In addition, it appears to us that you are essentially acquiring Baotou Steel or a portion of its operations. As previously requested,

please tell us what consideration you gave to Rule 3-05 and Article 11 of Regulation S-X in determining whether historical and proforma financial statements reflecting the results of Baotou Steel should be included in your filing in regard to a probable acquisition.

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2006, page F-31

13. Please revise your statement of cash flows for the six month period ended June 30, 2006 to present the change in your notes receivable – related party as an investing activity instead of an operating activity. This revision will ensure that your presentation is consistent with your treatment of the notes receivable – related party in your statement of cash flows for the year ended December 31, 2005.

Note 19. Private Offering of Redeemable Stock, page F-48

14. Please revise the last paragraph of this footnote to reflect the changes you have made to your accounting treatment of the redeemable preferred stock.

Recent Sales of Unregistered Securities, page II-1

15. We note your response to prior comment 23. Please disclose the facts necessary to support the exemption you relied upon.

Signatures, page II-5

16. Please include the signatures of YU Zuo Sheng.

Exhibits, page II-6

17. We note your response to prior comment 45. Exhibit 10.6 appears to be incomplete because it is missing information and it does not appear to be the executed version. Please refile the final version of the exhibit.

Form 10-Q for the Quarter Ended June 30, 2006

Item 4. Controls and Procedures

18. We note your disclosure that there can be "no assurance" that the design of your disclosure controls and procedures will succeed in achieving its stated goals under all potential future conditions, regardless of how remote. Please confirm to us, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal

executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. When you file your amended Form 10-Q for the quarter ended March 31, 2006 and for future filings, please use similar language or, alternatively, you may remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

As appropriate, please amend your registration statement in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patricia Armelin at (202) 551-3747 or in her absence, Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at (202) 551-3713 or in her absence, me at (202) 551-3760 if you have any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Howard H. Jiang, Esq.
        Baker & McKenzie LLP
        805 Third Avenue
        New York, NY 10022